UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. 1)*

MICROBOT MEDICAL INC.
(Name of Issuer)

Common Stock, par value $0.01 per Share
(Title of Class of Securities)

59503A 105
(CUSIP Number)

Avram Berkson Sandra Berkson c/o SABER Holding GmbH Krummbaumgasse 10/20 1020 Wien, Austria + 43 664 612 6966
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 27, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	59503A 105
1.	Names of Reporting Person: Avram Berkson
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions): SC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power: None
8. Shared Voting Power: 4,307,003 (see Item 5)
9. Sole Dispositive Power: None
10. Shared Dispositive Power: 4,307,003 (see Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,307,003
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	☐
13.	Percent of Class Represented by Amount in Row (11): 15.80%
14.	Type of Reporting Person (See Instructions): IN

CUSIP No.	59503A 105
1.	Names of Reporting Person: Sandra Berkson
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions): SC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization: Austria
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power: None
8. Shared Voting Power: 4,307,003 (see Item 5)
9. Sole Dispositive Power: None
10. Shared Dispositive Power: 4,307,003 (see Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,307,003
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	☐
13.	Percent of Class Represented by Amount in Row (11): 15.80%
14.	Type of Reporting Person (See Instructions): IN

CUSIP No.	59503A 105
1.	Names of Reporting Person: SABER Holding GmbH
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions): SC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization: Austria
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power: None
8. Shared Voting Power: 4,307,003 (see Item 5)
9. Sole Dispositive Power: None
10. Shared Dispositive Power: 4,307,003 (see Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,307,003
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	☐
13.	Percent of Class Represented by Amount in Row (11): 15.80%
14.	Type of Reporting Person (See Instructions): OO

Item 1. Security and Issuer

This statement on Schedule 13D (this “Statement”) relates to the issued and outstanding shares of common stock, par value $0.01 per share (the “Company Common Stock”), of Microbot Medical Inc., a Delaware corporation (the “Company”). The principal executive offices of the Company are located at 175 Derby Street, 27/1, Hingham, MA 02043.

Item 2. Identity and Background

This statement is filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended, by Avram Berkson, Sandra Berkson and SABER Holding GmbH (“Saber”).  Mr. and Mrs. Berkson are natural people, and Saber is a limited liability company formed under the laws of Austria, all with a business address of c/o SABER Holding GmbH, Krummbaumgasse 10/20, 1020 Wein, Austria.

Neither Mr. nor Mrs. Berkson have, during the past five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

Mr. Berkson is an U.S. citizen and Mrs. Berkson is an Austrian citizen.

Item 3. Source and Amount of Funds or Other Consideration

On December 27, 2016, the Company closed on the exchange of 9,735,925 shares or rights to acquire shares of its Common Stock held by Alpha Capital Anstalt, for 9,736 shares of Series A Convertible Preferred Stock (the “Exchange”). As a result of the Exchange, the number of outstanding shares of Common Stock of the Company decreased to 26,550,974 shares.

On January 7, 2016, the Company closed on a securities purchase agreement with an institutional investor for the purchase and sale of an aggregate of 700,000 shares of the Company’s Common Stock (the “Stock Sale”). As a result of the Stock Sale, the number of outstanding shares of Common Stock of the Company increased to 27,250,974.

Item 4. Purpose of Transaction

As a result of the Exchange and the Stock Sale, Mr. and Mrs. Berkson’s beneficial ownership in the Company increased to 15.80%.

Mr. and Mrs. Berkson acquired beneficial ownership of the securities of the Company for investment purposes only and with no view to their resale or other distribution of any kind and with no current plans or proposals with respect to the Company or any securities of the Company which relate to or would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the issuer’s business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above.

Reference is made to Item 3 herein and hereby is incorporated by reference.

Item 5. Interest in Securities of the Issuer

(a)
As of the date of this report, SABER Holding GmbH (“Saber”) beneficially owns 4,307,003 shares of the Company Common Stock, which number of shares represents approximately 15.80% of the outstanding Common Stock based on 27,250,974 shares of outstanding Company Common Stock.  Mrs. Berkson owns 100% of the equity of Saber, and thus may be deemed to share voting and investment power over the shares beneficially owned by this entity.

The percentage of ownership reported in this Item 5 was calculated in accordance with Rule 13d-3(d)(1)(i) promulgated under the Securities Exchange Act of 1934, as amended.

(b)	Mr. and Mrs. Berkson have shared power with Saber to vote or direct the vote, and to dispose or direct the disposition, of 4,307,003 shares of Company Common Stock.

(c)	Except as described herein, the Reporting Person has not effected any transaction in Company Common Stock in the past 60 days.

(d) and (e)	Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Reference is made to Items 3 and 4 herein and hereby is incorporated by reference.

Item 7.                      Material to be Filed as Exhibits

Not Applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: January 9, 2017

By:	/s/ Avram Berkson
Name:	Avram Berkson

By:	/s/ Sandra Berkson
Name:	Sandra Berkson